June 19, 2013

Via EDGAR

Office of International Corporation Finance,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F. Street, N.E.,

                Washington, D.C. 20549,

                    United States of America.

Attn: Amanda Ravitz, Assistant Director

Re:	FI CBM Holdings N.V. Registration Statement on Form F-4, as amended on June 19, 2013 (File No 333-188600)

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FI CBM Holdings N.V. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12 p.m. Eastern Standard Time on Friday, June 21, 2013, or as soon as possible thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

* * * *

FI CBM Holdings N.V. hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, FI CBM Holdings N.V. hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

U.S. Securities and Exchange Commission	-2-

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve FI CBM Holdings N.V. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	FI CBM Holdings N.V. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or require any additional information, please contact Scott D. Miller in New York at (212) 558-3109 or by email (millersc@sullcrom.com) or Oderisio de Vito Piscicelli in London at 011 (44) 20 7959 8589 or by email (devitopiscicellio@sullcrom.com). In addition, please inform Mr. Miller when this request for acceleration has been granted.

Sincerely,

FI CBM HOLDINGS N.V.

By:	/s/ Derek Neilson
Name:	Derek Neilson
Title:	Director